

Mail Stop 4628

February 9, 2016

Via E-mail
Greg Dougherty
Chief Executive Officer
Oclaro, Inc.
225 Charcot Avenue
San Jose, CA 95131

      Re: Oclaro, Inc.
                  10-K for Fiscal Year Ended June 27, 2015
                  Filed August 28, 2015
                  File No. 000-30684

Dear Mr. Dougherty:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You state on page 39 of the 10-K that Huawei accounted for 14% and Alcatel-Lucent accounted for 11% of your revenues for the fiscal year ended June 27, 2015. A recent news report indicates that Huawei is involved in linking the fiber-optic networks of Chad and Sudan. Alcatel-Lucent states on page 46 of its 20-F filed March 24, 2015 that it had net revenue in 2014 attributable to Sudan.

        Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to

Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
              Assistant Director
              Division of Corporation Finance

              David Teichmann
              General Counsel
              Oclaro, Inc.